

October 17, 2012

<u>Via Email</u>
Mr. Jeffrey Kang
Chief Executive Officer
Cogo Group, Inc.
Room 1001, Tower C, Skyworth Building
High-Tech Industrial Park
Nanshan, Shenzhen 518057-3210 PRC

> **Re: Cogo Group, Inc.**
> **Form 20-F for the Year Ended December 31, 2011**
> **Filed April 2, 2012**
> **File No. 001-35273**

Dear Mr. Kang:

We have reviewed your response dated October 3, 2012 and filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 20-F for the Fiscal Year Ended December 31, 2011</u>

<u>Note 15. Statutory Reserves, page F-36</u>

1. Further to your response to prior comment 15, in light of the fact that primarily all of your operations are in the PRC and the nature of the restrictions on distributions by your PRC operating companies discussed on page 48, please tell us your consideration of Rule 5-04 of Regulation S-X. Specifically provide us with your calculation of restricted net assets and tell us why Schedule I is not required.

Representations

2.   We note that the response letter did not include the requested representations from the company. Please note that the representations must be provided, in writing, by the company. This may be done, for example, by providing a separate letter from the company or by including an exhibit to the response letter from the company. Accordingly, the company should provide, in writing, a statement acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640, or Kate Tillan, Assistant Chief Accountant, (202) 551-3604 if you have any questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact me at (202) 551-3671.

Sincerely,

/s/ Kate Tillan for

Martin James
Senior Assistant Chief Accountant